FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, December 28, 2004, Series 2004-HYB4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

[redacted]

04053326

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 28, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________
Name: Matthew R. Bollo
Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

$182,842,900*
(APPROXIMATE)

Citigroup Mortgage Loan Trust 2004-HYB4
Issuer

Mortgage Pass-Through Certificates
Series 2004-HYB4

CitiMortgage, Inc.
Master Servicer

Wells Fargo Bank N.A.
Servicer

Citigroup Mortgage Loan Trust Inc. (CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.

***Total size of Wells Certificates Only** **Loan file available upon request**

citigroup

December 20, 2004

Offered Certificates

Class	Collateral Pool/Group	Size	Rating (Moody's/Fitch)
W-A	Wells 5/1	177,449,000	(Aaa/AAA)
W-B1	Wells 5/1	2,651,000	(- /AA)
W-B2	Wells 5/1	1,097,000	(- /A)
W-B3	Wells 5/1	640,000	(- /BBB)
W-R	Wells 5/1	100	(Aaa/AAA)
H-IA*			
H-IIA*			
H-B1*			
H-B2*			
H-B3*			
H-R*			
A-IA*			
A-IIA*			
A-X*			
A-B1*			
A-B2*			
A-B3*			
A-R*			

*These Classes of Certificates are not available.

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Brian Delany *Director*	(212) 723-6217	brian.delany@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Julie McDermott *Associate*	(212) 723-6217	julie.a.mcdermott@citigroup.com
Pete Steinmetz *Director*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Scott Schundler *Analyst*	(212) 723-9568	scott.schundler@citigroup.com

Transaction Overview

The Wells Certificates:	Approximately $182,842,934 adjustable Class W-A, B and R Certificates. The Certificates are backed by 5/1 adjustable rate, first lien, prime hybrid mortgage loans.
Cut-Off Date:	December 1, 2004
Settlement Date:	On or about December 29, 2004
1st Distribution Date:	January 25, 2005
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	CitiMortgage, Inc.
Originator:	Wells Fargo Home Mortgage Inc.
Servicer:	Wells Fargo Bank N.A.
Trust Administrator:	Citibank N.A.
Trustee:	U.S. Bank National Association
Wells Collateral:	Comprised of adjustable-rate, first lien, prime mortgage loans, totaling approximately $182,842,934. The mortgage loans are 12-Month LIBOR indexed with initial rate adjustments occurring five years after the date of origination ("Wells ARM"). Each collateral pool in this transaction, including the Wells Collateral pool, will be referred to as a "Collateral Pool".

Transaction Overview

Structure: Senior/Subordinate.

Offered Certificates: Class W-A (the "Class W-A Certificates" or the "Senior Certificates"), W-B1, W-B2, W-B3 (the "Offered Subordinate Certificates"), and W-R Certificates (the "Residual Certificates") will be offered.

Non-Offered Certificates: Class W-B4, W-B5 and W-B6 Certificates.

Class W-B Certificates: The Offered Subordinate Certificates and the Non-Offered Certificates.

Interest Payments: The interest payments for the Certificates will be based on the applicable Pass-Through Rates as given below.

Pass-Through Rate: For the Class W-A and Class W-B Certificates, is the weighted average of the Net Mortgage Rates (Gross Mortgage Rate less Servicing Fee Rate and Administration Fee Rate) of the Mortgage Loans

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class W-B Certificates are subordinate to, and provide credit enhancement for, the Class W-A Certificates.

Subordination:

Classes	Ratings (Moody's//Fitch)	Initial Credit Enhancement*
Class W-A Certificates	Aaa/AAA	2.95% (+/- 0.25%)

*The initial credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Distribution Priority: Distributions on the Certificates will be made on the 25th day of each month (or next business day). On each distribution date, the Trust Administrator will first distribute to the Senior Certificates the amounts of interest and principal distributable to them from available funds. The Trust Administrator will then distribute interest and principal to the Subordinate Certificates from the remaining available funds.

Available Funds:

The distribution to the Certificates, to the extent of available funds, will be made according to the following priority:

1. Distribution of interest, to the holders of the Class W-A Certificates in an amount equal to their Pass Through Rates;
2. Distribution of principal to the holders of the Class W-A Certificates (and on the first distribution date, the Class W-R Certificates), each class's allocable share of principal; and
3. Distribution of interest and principal sequentially to the Class W-B Certificates in order of their numerical class designations, beginning with the Class W-B1, until each Class W-B certificate shall have received
   (a) Interest at the applicable Pass-Through Rate
   (b) Such class' allocable share of principal.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the Class W-B Certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Class W-B certificate has been reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated to the Class W-A Certificates.

Transaction Overview

Shifting Interest: The Senior Certificates corresponding to the Wells Collateral will be entitled to receive 100% of the prepayments on the Mortgage Loans until December 2009. After such time the prepayment percentages on the Class W-B Certificates are as follows:

January 2010 – December 2010	30% of their *pro rata* share
January 2011 – December 2011	40% of their *pro rata* share
January 2012 – December 2012	60% of their *pro rata* share
January 2013 – December 2013	80% of their *pro rata* share
January 2014 – and after	100% of their *pro rata* share

In addition,

(i) if on any distribution date before January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class W-B certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans; and

(ii) if on any distribution date on or after January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class W-B certificates will receive 100% of their pro rata share of unscheduled principal prepayments from the mortgage loans;

provided that:

(iii) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate certificate principal balance of the subordinate certificates as of that date; and

(iv) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Trigger Amount:

Distribution Date Occurring in the Period (Wells Collateral):	% of Initial Sum of the Certificate Principal Balances of the Related Subordinate Certificates
January 2010 – December 2010	30%
January 2011 – December 2011	35%
January 2012 – December 2012	40%
January 2013 – December 2013	45%
January 2014 – and after	50%

Call Provision: At its option, the holder of the Residual Certificates in a Collateral Pool (unless such holder is the seller, Citigroup Global Markets Inc. or an affiliate of either of them) may purchase all of the mortgage loans (and properties acquired on behalf of the trust) in that Collateral Pool when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than **10%** of the principal balance of the mortgage loans in all of the loan groups within that Collateral Pool as of the Cut-Off Date. The Class W-A Certificates and Class W-B Certificates will be redeemed at par plus accrued interest.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in January 2005.

P&I Advances: The Servicers are required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Compensating Interest:	With respect to each principal prepayment of loans, the Servicer will be obligated to pay an amount which, when added to all amounts allocable to interest received in connection with the principal prepayment, equals one month's interest on the amount of principal so prepaid at the applicable mortgage loan remittance rate. The amount of Compensating Interest payable by the servicers may be limited as per the Pooling and Servicing Agreement.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the Originators as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class W-A Certificates and the Offered Subordinate Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates. The Class W-B4, Class W-B5 and Class W-B6 Certificates are **NOT** expected to be ERISA eligible.
SMMEA Considerations:	The Class W-A Certificates and Class W-B1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class W-B2, Class W-B3, Class W-B4, Class W-B5 and Class W-B6 Certificates will **NOT** be SMMEA eligible.
Form of Registration:	The Class W-A Certificates and the Offered Subordinate Certificates will be issued in book-entry form through DTC. The Class W-B4, W-B5 and W-B6 certificates will be issued in fully registered, certificated form.
Minimum Denominations:	The Class W-A Certificates and the Offered Subordinate Certificates will be issued with a minimum denomination of $100,000 with incremental denominations of $1. The Class W-B4, W-B5, and W-B6 Certificates will be issued with a minimum denomination of $250,000 with incremental denominations of $1,000. If necessary, in order to aggregate the initial principal balance of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

Group W - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	351		
Aggregate Original Principal Balance:	$183,398,145.00		(+/-) 5%
Aggregate Current Principal Balance:	$182,842,934.40		(+/-) 5%
Average Original Loan Balance:	$522,501.84		Approx.
Average Current Loan Balance:	$520,920.04		Approx.
Percent of Interest Only Loans:	0.00%		(+/-) 5%
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	4.496/4.746%		(+/-) 5 bps
GWAC Range:	2.875-6.125%		Approx.
Index:	100% 1yrLIBOR		Approx.
Wtd. Avg. Net/Gross Margin by Index:	1yrLIBOR: 2.000/2.250%		(+/-) 5 bps
Reset Frequency:	Annually		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	358		(+/-) 1 month
Wtd. Avg. Months to Roll:	58		(+/-) 1 month
Wtd. Avg. Next Change Date:	Sep-2009		Approx.
Initial/Periodic Cap:	5.000/2.000%		Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	2.000/2.250%		(+/-) 5 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	9.496/9.746%		(+/-) 5 bps
Wtd. Avg. Original LTV:	69.21%		Approx.
Wtd. Avg. Borrower FICO: (FICO>0)	731		Approx.
Geographic Distribution: (>5%)	California	50.68%	Approx.
	Illinois	7.70%	Approx.

citigroup

Wells Fargo: 5/1 ARMs

Summary for All Loans	Values
Number of Loans	351
Dollars Outstanding	182,842,934.40
Average UPB	520,920.04
Original Amount	183,398,145.00
Average OPB	522,501.84
WA Gross Rate	4.746
WA Net Rate	4.496
WA Origterm	360
WA Scheduled Term	358
WA Original LTV	69.21
WA Current LTV	69.01
WA FICO (Fico>0)	731
WA Seasoning	2
WA Margin	2.250
WA LifeFloor	2.250
WA LifeCap	9.746
WA InitialCap	5.000
WA PeriodicCap	2.000
WA Origination Date	09/13/2004
WA Monthroll	57.92
WA Next Adjustment Date	09/29/2009

Original Balance of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
75,000.01 - 100,000.00	2	179,563.96	0.10	5.153	704	30.36
150,000.01 - 175,000.00	1	152,648.25	0.08	5.250	699	63.22
350,000.01 - 400,000.00	60	23,096,397.91	12.63	4.864	725	69.47
400,000.01 - 500,000.00	138	61,924,429.95	33.87	4.739	731	71.82
500,000.01 - 600,000.00	70	38,482,991.74	21.05	4.767	735	71.98
600,000.01 - 700,000.00	42	26,862,853.04	14.69	4.655	737	69.88
700,000.01 - 800,000.00	13	9,753,149.12	5.33	4.651	722	62.90
800,000.01 - 900,000.00	16	13,464,963.05	7.36	4.695	723	63.07
900,000.01 - 1,000,000.00	9	8,925,937.38	4.88	4.833	738	53.44
	351	182,842,934.40	100.00	4.746	731	69.21

Principal Balance of Mortgage Loans as of Cutoff	#	Curr UPB	% Total	WAC	FICO	OLTV
75,000.01 - 100,000.00	2	179,563.96	0.10	5.153	704	30.36
150,000.01 - 175,000.00	1	152,648.25	0.08	5.250	699	63.22
350,000.01 - 400,000.00	60	23,096,397.91	12.63	4.864	725	69.47
400,000.01 - 500,000.00	138	61,924,429.95	33.87	4.739	731	71.82
500,000.01 - 600,000.00	71	39,079,008.23	21.37	4.757	736	72.10
600,000.01 - 700,000.00	41	26,266,836.55	14.37	4.667	735	69.65
700,000.01 - 800,000.00	13	9,753,149.12	5.33	4.651	722	62.90
800,000.01 - 900,000.00	16	13,464,963.05	7.36	4.695	723	63.07
900,000.01 - 1,000,000.00	9	8,925,937.38	4.88	4.833	738	53.44
	351	182,842,934.40	100.00	4.746	731	69.21

Current Mortgage Rates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.875 - 2.999	1	730,853.42	0.40	2.875	719	80.00
3.000 - 3.499	1	397,359.31	0.22	3.250		25.61
3.500 - 3.999	12	6,558,748.03	3.59	3.770	742	71.84
4.000 - 4.499	50	26,404,307.29	14.44	4.198	747	67.92
4.500 - 4.999	168	89,597,860.77	49.00	4.738	731	68.39
5.000 - 5.499	114	56,471,679.99	30.89	5.118	725	71.24
5.500 - 5.999	4	2,222,273.53	1.22	5.594	685	56.92
6.000 - 6.125	1	459,852.06	0.25	6.125	658	95.00
WtAvg 4.746	351	182,842,934.40	100.00	4.746	731	69.21

Original Loan-to-Value Ratios of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
9.37 - 25.00	1	834,599.25	0.46	4.125	716	9.37
25.01 - 30.00	2	497,021.64	0.27	3.676	684	26.30
30.01 - 35.00	3	1,127,844.49	0.62	4.665	781	32.01
35.01 - 40.00	7	4,079,074.10	2.23	5.023	738	37.59
40.01 - 45.00	6	3,803,946.98	2.08	4.454	736	41.56
45.01 - 50.00	9	4,654,644.05	2.55	4.868	729	48.07
50.01 - 55.00	20	11,881,117.29	6.50	4.705	746	53.06
55.01 - 60.00	16	10,074,530.79	5.51	4.855	756	57.48
60.01 - 65.00	37	19,853,521.38	10.86	4.727	724	63.29
65.01 - 70.00	68	35,576,620.51	19.46	4.793	727	68.69
70.01 - 75.00	28	16,016,559.11	8.76	4.759	732	73.70
75.01 - 80.00	144	69,847,218.74	38.20	4.701	730	79.61
80.01 - 85.00	3	1,377,389.45	0.75	4.746	745	83.88
85.01 - 90.00	4	1,967,147.44	1.08	4.987	663	89.90
90.01 - 95.00	3	1,251,699.18	0.68	5.651	660	95.00
WtAvg 69.21	351	182,842,934.40	100.00	4.746	731	69.21

Property Type of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
Single Family Detached	309	162,973,320.73	89.13	4.724	729	68.81
Low-rise Condominium	28	12,763,421.63	6.98	4.918	745	75.88
Co-op	5	2,834,855.16	1.55	4.761	754	56.13
Planned Unit Development	5	2,167,397.89	1.19	5.003	710	80.00
High-rise Condominium	4	2,103,938.99	1.15	5.121	756	65.81
	351	182,842,934.40	100.00	4.746	731	69.21

Occupancy Status of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
Primary Residence	342	178,133,267.82	97.42	4.739	730	69.29
Second Home	9	4,709,666.58	2.58	5.019	760	66.28
	351	182,842,934.40	100.00	4.746	731	69.21

Loan Purpose of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
Purchase	202	104,935,826.80	57.39	4.660	736	73.13
Refinance (Rate-Term)	119	64,010,499.83	35.01	4.831	725	63.82
Refinance (Equity Extraction)	30	13,896,607.77	7.60	5.005	724	64.36
	351	182,842,934.40	100.00	4.746	731	69.21

Documentation Types of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
Asset Only	77	42,754,522.81	23.38	4.683	728	65.71
Full Documentation	213	110,673,462.27	60.53	4.825	725	70.25
Income Only	26	13,922,560.79	7.61	4.851	748	67.50
No Doc	35	15,492,388.53	8.47	4.262	763	72.95
	351	182,842,934.40	100.00	4.746	731	69.21

Fico Scores of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
0 - 0	4	2,276,066.76	1.24	4.178		57.43
600 - 624	1	399,101.55	0.22	5.375	620	67.23
625 - 649	14	7,440,904.62	4.07	4.936	638	75.93
650 - 674	33	16,763,734.44	9.17	4.934	664	72.64
675 - 699	46	24,138,757.44	13.20	4.762	689	69.89
700 - 724	62	32,819,692.62	17.95	4.692	712	67.45
725 - 749	46	22,213,679.44	12.15	4.820	738	69.69
750 - 774	77	39,590,348.18	21.65	4.739	763	70.75
775 - 799	62	34,136,390.25	18.67	4.683	785	65.35
800 - 814	6	3,064,259.10	1.68	4.320	809	75.97
WtAvg>0 731	351	182,842,934.40	100.00	4.746	731	69.21

Original Term of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg 360	351	182,842,934.40	100.00	4.746	731	69.21

Calculated Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
342 - 360	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg 358	351	182,842,934.40	100.00	4.746	731	69.21

Geographical Distribution of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
California	178	92,658,815.40	50.68	4.840	726	67.68
Illinois	25	14,076,195.16	7.70	4.746	730	68.30
Florida	18	8,433,674.02	4.61	4.503	749	69.35
Massachusetts	15	7,906,868.43	4.32	4.578	739	71.37
Maryland	11	6,180,794.69	3.38	4.639	737	69.57
Virginia	14	5,918,144.24	3.24	4.674	730	76.91
New York	11	5,853,138.27	3.20	4.818	752	64.06
New Jersey	8	3,867,824.26	2.12	4.779	730	74.25
Pennsylvania	8	3,768,067.02	2.06	4.492	772	71.03
Colorado	7	3,721,242.42	2.04	4.860	711	74.54
Washington	7	3,685,241.79	2.02	4.644	766	71.14
Missouri	5	3,032,359.12	1.66	4.801	755	70.40
Minnesota	5	2,995,698.25	1.64	4.295	724	74.77
Texas	5	2,405,605.83	1.32	4.536	739	74.03
Connecticut	4	2,384,322.58	1.30	4.084	746	73.14
North Carolina	3	2,025,979.97	1.11	4.483	731	75.98
District of Columbia	3	1,954,816.29	1.07	5.051	696	69.25
Nevada	4	1,779,873.18	0.97	4.582	750	63.99
Georgia	3	1,391,840.90	0.76	5.365	696	81.57
Tennessee	3	1,278,897.26	0.70	4.263	716	77.98
Ohio	2	1,079,121.20	0.59	4.461	773	49.91
Arizona	2	991,788.05	0.54	4.592	722	74.35
Michigan	2	990,937.48	0.54	4.558	746	80.00
Wisconsin	2	920,673.12	0.50	4.604	726	52.35
Utah	1	860,470.44	0.47	5.125	707	75.00
Delaware	1	805,281.25	0.44	5.000	700	75.00
Oregon	1	648,361.18	0.35	4.750	673	48.51
Nebraska	1	414,302.99	0.23	4.000	783	84.01
Indiana	1	414,047.51	0.23	4.375	776	80.00
South Carolina	1	398,552.10	0.22	5.000	673	80.00
	351	182,842,934.40	100.00	4.746	731	69.21

Margin of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.250	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg>0 2.250	351	182,842,934.40	100.00	4.746	731	69.21

Maximum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
7.875 - 7.999	1	730,853.42	0.40	2.875	719	80.00
8.000 - 8.499	1	397,359.31	0.22	3.250		25.61
8.500 - 8.999	12	6,558,748.03	3.59	3.770	742	71.84
9.000 - 9.499	50	26,404,307.29	14.44	4.198	747	67.92
9.500 - 9.999	168	89,597,860.77	49.00	4.738	731	68.39
10.000 - 10.499	114	56,471,679.99	30.89	5.118	725	71.24
10.500 - 10.999	4	2,222,273.53	1.22	5.594	685	56.92
11.000 - 11.125	1	459,852.06	0.25	6.125	658	95.00
WtAvg>0 9.746	351	182,842,934.40	100.00	4.746	731	69.21

Minimum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.250	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg>0 2.250	351	182,842,934.40	100.00	4.746	731	69.21

Next Rate Change Dates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2008-06	1	596,016.49	0.33	4.125	803	80.00
2008-08	1	634,962.57	0.35	4.125	637	73.65
2008-09	1	444,561.67	0.24	4.125	774	80.00
2008-12	1	432,418.19	0.24	4.125	669	79.85
2009-05	2	1,565,452.67	0.86	3.541	717	42.34
2009-06	2	798,801.88	0.44	3.804	701	67.46
2009-07	7	2,932,158.14	1.60	4.076	732	71.14
2009-08	6	3,288,086.92	1.80	4.510	731	59.09
2009-09	29	14,552,495.16	7.96	4.989	723	68.82
2009-10	208	106,002,739.01	57.97	4.813	731	69.90
2009-11	89	48,774,991.70	26.68	4.664	734	69.11
2009-12	4	2,820,250.00	1.54	4.753	735	65.59
	351	182,842,934.40	100.00	4.746	731	69.21

Initial Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
5.000 - 5.000	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg>0 5.000	351	182,842,934.40	100.00	4.746	731	69.21

Periodic Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000 - 2.000	351	182,842,934.40	100.00	4.746	731	69.21
WtAvg>0 2.000	351	182,842,934.40	100.00	4.746	731	69.21

PRELIMINARY TERM SHEET

$210,397,000*
(APPROXIMATE)

Citigroup Mortgage Loan Trust 2004-HYB4
Issuer

Mortgage Pass-Through Certificates
Series 2004-HYB4

CitiMortgage, Inc.
Master Servicer

Wells Fargo Bank N.A.
Servicer

Citigroup Mortgage Loan Trust Inc. (CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.
***Total size of 6 mo. LIBOR Certificates Only**

citigroup

December 20, 2004

Offered Certificates

Class	Collateral Pool/Group	Size	Rating (S&P/Moody's)
A-A	6 Month LIBOR IO	[198,299,000]**	[AAA/Aaa]
A-X (Notional)	6 Month LIBOR IO	[198,299,000]**	[AAA/Aaa]
A-B1	6 Month LIBOR IO	[5,575,000]**	[AA/ -]
A-B2	6 Month LIBOR IO	[2,314,000]**	[A/ -]
A-B3	6 Month LIBOR IO	[1,473,000]**	[BBB/ -]
A-R	6 Month LIBOR IO	100	[AAA/Aaa]
W-IA*			
W-B1*			
W-B2*			
W-B3*			
W-R*			
H-IA*			
H-IIA*			
H-B1*			
H-B2*			
H-B3*			
H-R*			

*These Classes of Certificates are not available.

** Bond sizes and rating agency levels are subject to change.

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Brian Delany *Director*	(212) 723-6217	brian.delany@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Julie McDermott *Associate*	(212) 723-6217	julie.a.mcdermott@citigroup.com
Pete Steinmetz *Director*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Scott Schundler *Analyst*	(212) 723-9568	scott.schundler@citigroup.com

Transaction Overview

The 6-Month LIBOR Certificates:	Approximately $210,397,326 adjustable Class A, B and R Certificates. The Certificates are backed by 6-Month LIBOR, interest only, adjustable rate, first lien, prime mortgage loans.
Cut-Off Date:	December 1, 2004
Settlement Date:	On or about December 29, 2004
1st Distribution Date:	January 25, 2005
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	CitiMortgage, Inc.
Originator:	Countrywide Home Loans, Inc. Quicken Loans Inc.
Servicer:	Countrywide Home Loans Servicing LP GMAC Mortgage Corp.
Trust Administrator:	Citibank N.A.
Trustee:	U.S. Bank National Association
6-Month LIBOR Collateral:	Comprised of adjustable-rate, first lien, prime mortgage loans, totaling approximately $210,397,326. The mortgage loans are 6-Month LIBOR indexed with initial rate adjustments occurring 6 months after the date of origination ("6-Month LIBOR ARM"). Each collateral pool in this transaction, including the 6-Month LIBOR Collateral pool, will be referred to as a "Collateral Pool".

Transaction Overview

Structure:	Senior/Subordinate.
Offered Certificates:	Class A-A (the "Class A Certificates" or the "Senior Certificates"), A-B1, A-B2, A-B3 (the "Offered Subordinate Certificates"), Class A-X Certificates (the "Interest-Only Certificates") and A-R Certificates (the "Residual Certificates") will be offered.
Non-Offered Certificates:	Class A-B4, A-B5 and A-B6 Certificates.
Class A-B Certificates:	The Offered Subordinate Certificates and the Non-Offered Certificates.
Interest Payments:	The interest payments for the Certificates will be based on the applicable Pass-Through Rates as given below.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in January 2005.
Pass-Through Rate:	For the Class A-A, will be based on the lesser of (i) LIBOR plus an applicable margin and (ii) the Net Mortgage Rate (the "Net WAC") which is the gross mortgage rate less servicing fee rate and administration fee rate; for the Class A-X Certificates, is the Net WAC strip remaining after payment of interest to the Class A-A and for the Class A-B Certificates, is the weighted average of the Net Mortgage Rates of the Mortgage Loans. The Net WAC is subject to a cap of approx. 11.619% based on the weighted average lifetime maximum rate of the mortgage loans.
Basis Shortfalls:	If the pass-through rate on the Class A-A Certificates on any of the first six Distribution Dates is limited by the Net WAC rate cap, the Class A-A Certificates will be entitled on future Distribution Dates to the difference between the interest they accrued for such Distribution Date at their limited pass-through rate and the interest they would have accrued for such Distribution Date had their pass-through rate been 1-Month LIBOR plus the applicable margin. Such basis shortfall recovery amounts will be distributable to the Class A-A Certificates only from amounts, if any, that would otherwise be distributable on the Class A-X Certificates. If the pass-through rate on the Class A-A Certificates is limited by the Net WAC rate cap on any Distribution Date after the first six Distribution Dates, the Class A-A Certificates will have no entitlement on any Distribution Date to any amounts in respect of the resulting basis shortfalls.
Interest Accrual Period:	The Interest Accrual Period for the Class A-A Certificates for the first distribution date is the period beginning on the closing date and ending on January 24, 2005 and the Interest Accrual Period for the Class A-A Certificates and any distribution date following the first distribution date, is the period beginning on the 25th day of the month immediately preceding the related distribution date and ending on the 24th day of the month in which the related distribution date occurs; provided, that, such period will be deemed to be 30 days regardless of its actual length. The Interest Accrual Period for any distribution date and the other classes of certificates (other than the Class A-A Certificates) is the one-month period preceding the month in which the distribution date occurs. All distributions of interest on the certificates will be based on a 360-day year consisting of twelve 30-day months.
Delay Days:	For the Class A-A Certificates, is 0 days; for the Class A-X and Class A-B Certificates, is 24 days.
Interest Determination Date:	The initial Interest Determination Date is December 27th, 2004. Each subsequent Interest Determination Date is the second LIBOR business day preceding commencement of each Interest Accrual Period.
Calculation of One-Month LIBOR:	On each Interest Determination Date, the trust administrator will determine One-Month LIBOR with respect to the Class A-A Certificates.

Transaction Overview

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class A-B Certificates are subordinate to, and provide credit enhancement for, the Class A-A Certificates.

Subordination:

Classes	Ratings (S&P/Moody's)	Initial Credit Enhancement*
Class A-A Certificates	AAA/Aaa	5.75% (+/- 0.25%)

*The initial credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Distribution Priority: Distributions on the Certificates will be made on the 25th day of each month (or next business day). On each distribution date, the Trust Administrator will first distribute to the Senior Certificates the amounts of interest and principal distributable to them from available funds. The Trust Administrator will then distribute interest and principal to the Subordinate Certificates from the remaining available funds.

Available Funds:

The distribution to the Certificates, to the extent of available funds, will be made according to the following priority:

1. Distribution of interest, *concurrently*, to the holders of the Class A-X and the Class A-A Certificates in an amount equal to their respective Pass Through Rates;
2. Distribution of principal to the holders of the Class A-A Certificates (and on the first distribution date, the Class W-R Certificates), each class's allocable share of principal; and
3. Distribution of interest and principal sequentially to the Class A-B Certificates in order of their numerical class designations, beginning with the Class A-B1, until each Class A-B certificate shall have received
   (a) Interest at the applicable Pass-Through Rate
   (b) Such class' allocable share of principal.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the Class A-B Certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Class A-B certificate has been reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated to the Class A-A Certificates.

Transaction Overview

Shifting Interest: The Senior Certificates corresponding to the 6 Month LIBOR Collateral will be entitled to receive 100% of the prepayments on the Mortgage Loans until December 2014. After such time the prepayment percentages on the Class A-B Certificates are as follows:

January 2014 – December 2014	30% of their *pro rata* share
January 2015 – December 2015	40% of their *pro rata* share
January 2016 – December 2016	60% of their *pro rata* share
January 2017 – December 2017	80% of their *pro rata* share
January 2018 – and after	100% of their *pro rata* share

In addition,

(i) if on any distribution date before January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class A-B certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans; and

(ii) if on any distribution date on or after January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class A-B certificates will receive 100% of their pro rata share of unscheduled principal prepayments from the mortgage loans;

provided that:

(iii) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate certificate principal balance of the subordinate certificates as of that date; and

(iv) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Trigger Amount:

Distribution Date Occurring in the Period (6 Month LIBOR Collateral):	% of Initial Sum of the Certificate Principal Balances of the Related Subordinate Certificates
January 2014 – December 2014	30%
January 2015 – December 2015	35%
January 2016 – December 2016	40%
January 2017 – December 2017	45%
January 2018 – and after	50%

Call Provision: At its option, the holder of the Residual Certificates in a Collateral Pool (unless such holder is the seller, Citigroup Global Markets Inc. or an affiliate of either of them) may purchase all of the mortgage loans (and properties acquired on behalf of the trust) in that Collateral Pool when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than **1%** of the principal balance of the mortgage loans in all of the loan groups within that Collateral Pool as of the Cut-Off Date. The Class A-A Certificates and Class A-B Certificates will be redeemed at par plus accrued interest.

P&I Advances: The Servicers are required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Compensating Interest: With respect to each principal prepayment of loans serviced by Countrywide, Countrywide will be obligated to pay up to a maximum amount per month equal to the lesser of one half of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans.

With respect to each principal prepayment of loans serviced by GMAC, GMAC will be obligated to pay up to a maximum amount per month equal to the lesser of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans.

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the Originators as more fully described in the prospectus supplement.

Legal Structure: Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Class A-A Certificates, the Class A-X Certificates and the Offered Subordinate Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates. The Class A-B4, Class A-B5 and Class A-B6 Certificates are **NOT** expected to be ERISA eligible.

SMMEA Considerations: The Class A-A Certificates, the Class A-X Certificates and Class A-B1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class A-B2, Class A-B3, Class A-B4, Class A-B5 and Class A-B6 Certificates will **NOT** be SMMEA eligible.

Form of Registration: The Class A-A Certificates, the Class A-X Certificates and the Offered Subordinate Certificates will be issued in book-entry form through DTC. The Class A-B4, A-B5 and A-B6 certificates will be issued in fully registered, certificated form.

Minimum Denominations: The Class A-A Certificates and the Offered Subordinate Certificates will be issued with a minimum denomination of $100,000 with incremental denominations of $1. The Class A-B4, A-B5, and A-B6 Certificates will be issued with a minimum denomination of $250,000 with incremental denominations of $1,000. If necessary, in order to aggregate the initial principal balance of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

Group A - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	775		
Aggregate Original Principal Balance:	$210,659,371.00		(+/-) 5%
Aggregate Current Principal Balance:	$210,397,326.37		(+/-) 5%
Average Original Loan Balance:	$271,818.54		Approx.
Average Current Loan Balance:	$271,480.42		Approx.
Percent of Interest Only Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	2.828/3.208%		(+/-) 5 bps
GWAC Range:	1.990-5.125%		Approx.
Index:	99.75% 6moLIBOR 0.25% 1moLIBOR		Approx.
Wtd. Avg. Net/Gross Margin by Index:	6moLIBOR: 1.531/1.912% 1moLIBOR: 1.683/2.058%		(+/-) 5 bps
Reset Frequency:	Semi-Annually: 100.00%		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	358		(+/-) 1 month
Wtd. Avg. Months to Roll:	4		(+/-) 1 month
Wtd. Avg. Next Change Date:	Mar-2005		Approx.
Initial/Periodic Cap:	0.000/0.000%		Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	1.536/1.912%		(+/-) 5 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	11.608/11.989%		(+/-) 5 bps
Wtd. Avg. Original LTV:	70.92%		Approx.
Wtd. Avg. Borrower FICO: (FICO>0)	723		Approx.
Geographic Distribution: (>5%)	California	26.28%	Approx.
	Michigan	18.38%	Approx.
	Virginia	5.84%	Approx.

citigroup

CMLTI HYB-04: 6Mo Prime

Summary for All Loans	Values
Number of Loans	775
Dollars Outstanding	210,397,326.37
Average UPB	271,480.42
Original Amount	210,659,371.00
Average OPB	271,818.54
WA Gross Rate	3.208
WA Net Rate	2.828
WA Origterm	360
WA Scheduled Term	358
WA Original LTV	70.92
WA Current LTV	70.86
WA FICO (Fico>0)	723
WA Seasoning	2
WA Margin	1.912
WA LifeFloor	1.912
WA LifeCap	11.989
WA Origination Date	09/05/2004
WA Monthroll	3.72
WA Next Adjustment Date	03/24/2005

Original Balance of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
50,000.01 - 75,000.00	4	272,533.75	0.13	4.000	694	72.02
75,000.01 - 100,000.00	18	1,652,804.10	0.79	3.500	726	73.08
100,000.01 - 125,000.00	74	8,424,670.51	4.00	2.972	727	70.56
125,000.01 - 150,000.00	112	15,392,238.14	7.32	2.882	725	70.06
150,000.01 - 175,000.00	89	14,531,873.69	6.91	3.001	720	70.08
175,000.01 - 200,000.00	82	15,343,913.11	7.29	2.934	729	71.27
200,000.01 - 225,000.00	48	10,178,073.16	4.84	2.930	734	69.49
225,000.01 - 250,000.00	42	9,972,639.79	4.74	3.072	714	72.43
250,000.01 - 275,000.00	47	12,456,063.27	5.92	2.723	731	71.67
275,000.01 - 300,000.00	36	10,331,152.60	4.91	3.123	722	70.81
300,000.01 - 333,700.00	52	16,391,125.62	7.79	3.112	722	71.71
333,700.01 - 350,000.00	14	4,762,500.20	2.26	3.213	708	74.93
350,000.01 - 400,000.00	43	15,974,020.20	7.59	3.245	720	76.00
400,000.01 - 500,000.00	44	19,944,622.77	9.48	3.196	728	70.83
500,000.01 - 600,000.00	27	14,833,370.98	7.05	3.304	722	71.94
600,000.01 - 700,000.00	17	10,971,703.73	5.21	3.896	718	71.55
700,000.01 - 800,000.00	3	2,260,622.76	1.07	4.005	724	78.44
800,000.01 - 900,000.00	4	3,480,400.00	1.65	3.420	727	63.16
900,000.01 - 1,000,000.00	11	10,868,597.99	5.17	4.001	708	64.54
1,000,000.01 +	8	12,354,400.00	5.87	3.673	717	67.45
	775	210,397,326.37	100.00	3.208	723	70.92

Principal Balance of Mortgage Loans as of Cutoff	#	Curr UPB	% Total	WAC	FICO	OLTV
50,000.01 - 75,000.00	4	272,533.75	0.13	4.000	694	72.02
75,000.01 - 100,000.00	18	1,652,804.10	0.79	3.500	726	73.08
100,000.01 - 125,000.00	74	8,424,670.51	4.00	2.972	727	70.56
125,000.01 - 150,000.00	112	15,392,238.14	7.32	2.882	725	70.06
150,000.01 - 175,000.00	90	14,706,373.69	6.99	3.009	720	70.16
175,000.01 - 200,000.00	81	15,169,413.11	7.21	2.925	729	71.22
200,000.01 - 225,000.00	48	10,178,073.16	4.84	2.930	734	69.49
225,000.01 - 250,000.00	44	10,455,268.45	4.97	3.098	716	72.68
250,000.01 - 275,000.00	46	12,207,981.49	5.80	2.705	731	71.50
275,000.01 - 300,000.00	37	10,624,152.60	5.05	3.148	723	71.03
300,000.01 - 333,700.00	51	16,098,125.62	7.65	3.096	721	71.58
333,700.01 - 350,000.00	14	4,762,500.20	2.26	3.213	708	74.93
350,000.01 - 400,000.00	42	15,739,473.32	7.48	3.240	719	76.01
400,000.01 - 500,000.00	44	19,944,622.77	9.48	3.196	728	70.83
500,000.01 - 600,000.00	27	14,833,370.98	7.05	3.304	722	71.94
600,000.01 - 700,000.00	17	10,971,703.73	5.21	3.896	718	71.55
700,000.01 - 800,000.00	3	2,260,622.76	1.07	4.005	724	78.44
800,000.01 - 900,000.00	4	3,480,400.00	1.65	3.420	727	63.16
900,000.01 - 1,000,000.00	11	10,868,597.99	5.17	4.001	708	64.54
1,000,000.01 +	8	12,354,400.00	5.87	3.673	717	67.45
	775	210,397,326.37	100.00	3.208	723	70.92

Current Mortgage Rates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1.990 - 1.999	327	72,353,769.36	34.39	1.990	732	69.05
2.500 - 2.999	2	692,400.00	0.33	2.808	759	78.02
3.000 - 3.499	41	13,277,206.65	6.31	3.319	723	71.61
3.500 - 3.999	232	76,492,670.28	36.36	3.723	719	71.21
4.000 - 4.499	159	41,850,230.08	19.89	4.161	714	74.13
4.500 - 4.999	13	5,393,800.00	2.56	4.513	708	63.16
5.000 - 5.125	1	337,250.00	0.16	5.125	649	95.00
WtAvg 3.208	775	210,397,326.37	100.00	3.208	723	70.92

Original Loan-to-Value Ratios of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
18.80 - 25.00	4	1,847,626.83	0.88	3.493	698	23.61
25.01 - 30.00	4	621,679.16	0.30	2.749	777	26.82
30.01 - 35.00	8	2,023,249.99	0.96	2.830	739	33.20
35.01 - 40.00	12	2,935,582.92	1.40	3.053	752	37.56
40.01 - 45.00	12	3,006,990.98	1.43	3.332	719	43.79
45.01 - 50.00	17	2,780,052.44	1.32	3.050	730	48.38
50.01 - 55.00	25	6,787,825.69	3.23	3.113	742	53.03
55.01 - 60.00	37	11,373,475.74	5.41	2.974	739	57.93
60.01 - 65.00	67	20,404,680.42	9.70	3.170	728	63.04
65.01 - 70.00	107	29,472,125.98	14.01	3.110	727	68.49
70.01 - 75.00	132	40,797,032.18	19.39	3.205	721	73.31
75.01 - 80.00	296	77,352,874.11	36.77	3.268	718	79.14
80.01 - 85.00	14	2,842,220.53	1.35	3.199	733	83.53
85.01 - 90.00	22	4,436,224.31	2.11	3.409	696	88.99
90.01 - 95.00	17	3,597,135.09	1.71	3.944	667	94.16
95.01 - 95.14	1	118,550.00	0.06	3.750	694	95.14
WtAvg 70.92	775	210,397,326.37	100.00	3.208	723	70.92

Property Type of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	517	129,305,282.77	61.46	3.117	722	71.09
PUD	170	60,042,292.71	28.54	3.405	725	70.56
CONDO	81	19,515,000.89	9.28	3.303	717	71.44
TOWNHOUSE	3	872,900.00	0.41	1.990	722	67.15
2 - 4 FAM	4	661,850.00	0.31	1.990	709	61.36
	775	210,397,326.37	100.00	3.208	723	70.92

Occupancy Status of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	738	201,444,982.59	95.75	3.201	723	70.82
SECOND HOME	30	7,540,598.35	3.58	3.364	715	75.45
INVESTOR	7	1,411,745.43	0.67	3.433	737	61.13
	775	210,397,326.37	100.00	3.208	723	70.92

Loan Purpose of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
REFINANCE	455	101,416,154.25	48.20	2.929	722	70.62
PURCHASE	179	64,003,801.92	30.42	3.567	719	75.91
CASH OUT	141	44,977,370.20	21.38	3.328	729	64.52
	775	210,397,326.37	100.00	3.208	723	70.92

Documentation Types of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
ALT-FULL	52	14,982,236.24	7.12	3.702	713	77.96
FULL-FULL	541	127,263,667.38	60.49	3.018	727	72.28
REDUCED	99	46,895,154.71	22.29	3.857	712	69.43
STATED DOC	58	14,945,407.92	7.10	2.529	725	61.04
STREAMLINE	25	6,310,860.12	3.00	2.656	734	61.38
	775	210,397,326.37	100.00	3.208	723	70.92

Fico Scores of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
620 - 624	2	722,100.00	0.34	3.994	621	83.97
625 - 649	24	6,696,365.53	3.18	4.077	638	74.99
650 - 674	69	20,858,728.18	9.91	3.381	665	74.86
675 - 699	150	37,969,102.86	18.05	3.142	687	72.86
700 - 724	160	47,193,711.51	22.43	3.350	712	70.61
725 - 749	122	31,931,488.06	15.18	3.073	737	70.75
750 - 774	137	37,335,932.66	17.75	3.190	760	70.05
775 - 799	95	24,460,953.31	11.63	2.841	785	66.07
800 - 816	16	3,228,944.26	1.53	3.151	807	64.72
WtAvg>0 723	775	210,397,326.37	100.00	3.208	723	70.92

Original Term of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	775	210,397,326.37	100.00	3.208	723	70.92
WtAvg 360	775	210,397,326.37	100.00	3.208	723	70.92

Calculated Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
350 - 360	775	210,397,326.37	100.00	3.208	723	70.92
WtAvg 358	775	210,397,326.37	100.00	3.208	723	70.92

Geographical Distribution of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
California	117	55,296,432.61	26.28	3.629	717	69.20
Michigan	184	38,673,328.87	18.38	2.540	727	72.27
Virginia	48	12,280,164.19	5.84	3.197	727	70.36
Florida	34	8,617,419.35	4.10	3.274	713	74.58
Maryland	29	8,246,862.15	3.92	3.108	712	72.52
Georgia	30	7,970,064.58	3.79	3.432	695	75.27
Colorado	18	6,515,150.52	3.10	3.900	728	67.41
Arizona	26	6,239,301.83	2.97	3.568	731	68.81
New Jersey	22	5,780,440.00	2.75	3.008	739	63.56
Texas	24	5,611,077.09	2.67	3.275	741	77.70
Nevada	15	5,387,949.99	2.56	3.562	723	67.14
Illinois	21	5,210,673.39	2.48	3.065	732	71.87
New York	17	4,880,660.48	2.32	2.945	739	69.00
Ohio	27	4,397,082.77	2.09	3.257	719	82.03
Massachusetts	18	4,390,740.00	2.09	2.854	736	61.82
Washington	13	3,446,101.28	1.64	2.942	726	72.93
Pennsylvania	15	3,359,709.64	1.60	3.080	729	59.81
North Carolina	17	2,764,723.54	1.31	2.846	745	69.65
Alabama	9	2,582,712.98	1.23	2.969	705	73.83
Minnesota	9	2,160,474.91	1.03	3.592	738	74.43
Missouri	8	1,498,729.21	0.71	3.067	729	78.21
Arkansas	5	1,327,725.00	0.63	3.214	694	78.05
Oregon	6	1,171,929.17	0.56	3.520	717	67.07
Kentucky	4	1,047,691.80	0.50	3.873	723	78.78
Connecticut	5	1,037,000.00	0.49	1.990	694	68.77
Utah	6	985,444.83	0.47	3.618	692	83.75
South Carolina	5	965,972.73	0.46	2.894	721	78.77
Hawaii	3	958,149.99	0.46	3.477	701	62.27
Idaho	4	822,700.00	0.39	2.197	750	65.95
Wisconsin	5	800,800.00	0.38	3.441	700	75.02
Kansas	3	646,500.00	0.31	3.918	726	73.20
Delaware	3	643,358.22	0.31	3.750	753	74.52
Indiana	3	617,599.55	0.29	2.566	770	75.90
Rhode Island	3	556,700.00	0.26	2.586	720	64.26
Mississippi	3	480,584.54	0.23	3.170	739	73.00
Louisiana	2	452,600.00	0.22	2.901	720	75.28
South Dakota	2	420,475.00	0.20	3.402	722	84.86
Vermont	2	387,600.00	0.18	3.445	708	71.83
Oklahoma	2	353,750.00	0.17	3.929	755	70.54
Iowa	2	328,975.00	0.16	1.990	731	71.33
Montana	1	268,000.00	0.13	1.990	746	71.47
West Virginia	1	241,500.00	0.11	3.375	693	70.00
New Hampshire	1	180,000.00	0.09	3.875	762	75.63
Nebraska	1	154,500.00	0.07	1.990	682	75.37
Alaska	1	138,000.00	0.07	1.990	749	60.53
North Dakota	1	99,971.16	0.05	4.125	655	80.00
	775	210,397,326.37	100.00	3.208	723	70.92

Margin of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1.125 - 1.499	59	12,508,209.09	5.95	3.459	734	65.65
1.500 - 1.999	198	68,972,224.45	32.78	3.682	718	71.96
2.000 - 2.499	504	122,531,125.60	58.24	2.851	725	70.78
2.500 - 2.999	12	5,839,517.23	2.78	4.411	698	70.80
3.000 - 3.125	2	546,250.00	0.26	4.934	674	95.00
WtAvg>0 1.912	775	210,397,326.37	100.00	3.208	723	70.92

Maximum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
9.750 - 9.999	2	1,114,699.82	0.53	3.846	702	74.59
12.000 - 12.000	773	209,282,626.55	99.47	3.205	723	70.91
WtAvg>0 11.989	775	210,397,326.37	100.00	3.208	723	70.92

Minimum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1.125 - 1.499	59	12,508,209.09	5.95	3.459	734	65.65
1.500 - 1.999	198	68,972,224.45	32.78	3.682	718	71.96
2.000 - 2.499	504	122,531,125.60	58.24	2.851	725	70.78
2.500 - 2.999	12	5,839,517.23	2.78	4.411	698	70.80
3.000 - 3.125	2	546,250.00	0.26	4.934	674	95.00
WtAvg>0 1.912	775	210,397,326.37	100.00	3.208	723	70.92

Next Rate Change Dates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2005-01	17	4,715,882.65	2.24	3.706	691	76.72
2005-02	132	50,811,227.83	24.15	3.764	717	71.86
2005-03	107	40,798,958.73	19.39	3.904	711	74.65
2005-04	120	24,738,419.28	11.76	3.171	726	68.53
2005-05	367	81,471,238.69	38.72	2.540	732	68.64
2005-06	32	7,861,599.19	3.74	2.752	726	73.20
	775	210,397,326.37	100.00	3.208	723	70.92

Initial Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000 - 0.000	775	210,397,326.37	100.00	3.208	723	70.92
************************	775	210,397,326.37	100.00	3.208	723	70.92

Periodic Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000 - 0.000	775	210,397,326.37	100.00	3.208	723	70.92
************************	775	210,397,326.37	100.00	3.208	723	70.92

PRELIMINARY TERM SHEET

$145,016,700*

(APPROXIMATE)

Citigroup Mortgage Loan Trust 2004-HYB4

Issuer

Mortgage Pass-Through Certificates

Series 2004-HYB4

CitiMortgage, Inc.

Master Servicer

Countrywide Home Loans Servicing LP

Servicer

Citigroup Mortgage Loan Trust Inc. (CMLTI)

Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.

***Total size of Hybrid Certificates Only**

citigroup

Offered Certificates

Class	Collateral Pool/Group	Size (+/- 5%)**	Rating (S&P/Moody's/Fitch)
H-IA	Hybrid ARM/Group I	88,869,000	[AAA/ - /AAA]
H-IIA	Hybrid ARM/Group II	45,778,000	[AAA/ - /AAA]
H-M	Hybrid ARM	3,118,000	[AAA/ - / -]
H-B1	Hybrid ARM	3,480,000	[AA/ - / -]
H-B2	Hybrid ARM	1,378,000	[A/ - / -]
H-B3	Hybrid ARM	798,000	[BBB/ - / -]
H-R	Hybrid ARM	100	[AAA/ - /AAA]
A-IA*			
A-IIA*			
A-X*			
A-B1*			
A-B2*			
A-B3*			
A-R*			
W-A*			
W-B1*			
W-B2*			
W-B3*			
W-R*			

*These Classes of Certificates are not available pursuant to this term sheet.

** The bond sizes are approximate and subject to +/- 5% variance and final rating agency levels.

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Brian Delany *Director*	(212) 723-6217	brian.delany@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Julie McDermott *Associate*	(212) 723-6217	julie.a.mcdermott@citigroup.com
Pete Steinmetz *Director*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Scott Schundler *Analyst*	(212) 723-9568	scott.schundler@citigroup.com

Transaction Overview

The Hybrid Certificates:	Approximately $145,016,765 adjustable Class H-A, M, B and R Certificates. The Certificates are backed by 3/1 and 7/1 adjustable rate, first lien, Alt A hybrid mortgage loans.
Cut-Off Date:	December 1, 2004
Settlement Date:	On or about December 29, 2004
1st Distribution Date:	January 25, 2005
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	CitiMortgage, Inc.
Originators:	Countrywide Home Loans, Inc.
Servicers:	Countrywide Home Loans Servicing LP
Trust Administrator:	Citibank N.A.
Trustee:	U.S. Bank National Association
Hybrid Collateral:	Comprised of adjustable-rate, first lien, Alt A mortgage loans, totaling approximately $145,016,765. The mortgage loans are One Year CMT and 12-Month LIBOR indexed with initial rate adjustments occurring one, three or seven years after the date of origination ("Hybrid ARM"). The Hybrid ARM pool will consist of two groups as shown in the chart below. Each collateral pool in this transaction, including the Hybrid ARM pool, will be referred to as a "Collateral Pool".

Transaction Overview


Hybrid ARM
Group H-I
Group H-II
3/1 Hybrid ARMs
7/1 Hybrid ARMs
H-IA
H-IIA
H-M
H-B1
H-B2
H-B3
H-B4
H-B5
H-B6
H-R

The Hybrid Class H-B Certificates will not be cross-collateralized with any other Collateral Pool.

Structure: Senior/Subordinate.

Offered Certificates: Class H-IA, H-IIA (the "Class H-A Certificates" or the "Senior Certificates"), Class H-M (the "Mezzanine Certificates"), H-B1, H-B2, H-B3 (the "Offered Subordinate Certificates"), and H-R Certificates (the "Residual Certificates") will be offered.

Non-Offered Certificates: Class H-B4, H-B5 and H-B6 Certificates.

Class H-B Certificates: The Offered Subordinate Certificates and the Non-Offered Certificates.

Interest Payments: The interest payments for the Certificates will be based on the applicable Pass-Through Rates as given below.

Pass-Through Rate:

- For the Class H-A Certificates, is (i) the weighted average of the Net Mortgage Rates (Gross Mortgage Rate less Servicing Fee Rate and Administration Fee Rate) of the Mortgage Loans in the related group within the Collateral Pool;
- For the Class H-M and Class H-B Certificates, is the weighted average Net Mortgage Rates of the Mortgage Loans in the Hybrid ARM Collateral Pool.

Transaction Overview

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class H-B Certificates are subordinate to, and provide credit enhancement for, the Class H-A Certificates.

Subordination:

Classes	Ratings (Moody's/S&P/Fitch)	Initial Credit Enhancement*
Hybrid Class H-A Certificates	- /AAA/AAA	7.15% (+/- 0.25%)

*The initial credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Distribution Priority:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). On each distribution date, the Trust Administrator will first distribute to the Senior Certificates of each certificate group the amounts of interest and principal distributable to them from available funds from the corresponding mortgage group. The Trust Administrator will then distribute interest and principal to the Subordinate Certificates from the remaining available funds from each mortgage group.

Hybrid Certificates

Available Funds:

The distribution to the Certificates from each group, to the extent of available funds, will be made according to the following priority:

1. Distribution of interest, to the holders of the Class H-A Certificates from the corresponding group in an amount equal to their respective Pass Through Rates on a *pro rata* basis;
2. Distribution of principal to the holders of the Class H-A Certificates from the corresponding group (and on the first distribution date, the Class H-R Certificates), each class's allocable share of principal; and
3. Distribution of interest and principal sequentially to the Class H-M and Class H-B Certificates from each group, in order of their numerical class designations, beginning with the Class H-M, and then Class H-B1, until each Class H-B certificate shall have received
   (a) Interest at the applicable Pass-Through Rate
   (b) Such class' allocable share of principal.

Allocation of Losses:

Realized Losses on the mortgage loans in any group within each Collateral Pool will be allocated to the Class H-B Certificates corresponding to that group in order of their reverse numerical class designations, until the Certificate Principal Balance of each Class H-B certificate has been reduced to zero and then to the Class H-M Certificates. Thereafter, Realized Losses on the mortgage loans will be allocated *pro rata* to the related Class H-A Certificates.

Cross Collateralization:

Cross-collateralization permits available funds from one group to be available to cover any available funds deficits for another group's senior certificates within a Collateral Pool. Cross-collateralization is only permitted when the certificate principal balances of all but one class of Class H-A Certificates have been reduced to zero. In such a case, distributions of principal and/or interest may be allocated to the senior certificates of another group prior to their distribution as principal and/or interest to the subordinate classes. Cross-collateralization may be necessary because of the different payment speeds of the loans in each group, as well as because of the fact that the subordination for the two Senior Class H-A Certificates is shared in each Collateral Pool, and therefore different levels of losses in each mortgage pool could cause an imbalance between that pool's principal balance and its related loan balance.

Transaction Overview

Shifting Interest: The Senior Certificates corresponding to the Hybrid ARM Collateral will be entitled to receive 100% of the prepayments on the Mortgage Loans until December 2011. After such time the prepayment percentages on the Class H-M and Class H-B Certificates are as follows:

January 2012 – December 2012	30% of their *pro rata* share
January 2013 – December 2013	40% of their *pro rata* share
January 2014 – December 2014	60% of their *pro rata* share
January 2015 – December 2015	80% of their *pro rata* share
January 2016 – and after	100% of their *pro rata* share

In addition,

(i) if on any distribution date before January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class H-M and Class H-B certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans; and

(ii) if on any distribution date on or after January 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class H-M and Class H-B certificates will receive 100% of their pro rata share of unscheduled principal prepayments from the mortgage loans;

provided that:

(iii) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate certificate principal balance of the subordinate certificates as of that date; and

(iv) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Trigger Amount:

Distribution Date Occurring in the Period (Hybrid ARM Collateral):	% of Initial Sum of the Certificate Principal Balances of the Related Subordinate Certificates
January 2012 – December 2012	30%
January 2013 – December 2013	35%
January 2014 – December 2014	40%
January 2015 – December 2015	45%
January 2016 – and after	50%

Call Provision: At its option, the holder of the Residual Certificates in a Collateral Pool (unless such holder is the seller, Citigroup Global Markets Inc. or an affiliate of either of them) may purchase all of the mortgage loans (and properties acquired on behalf of the trust) in that Collateral Pool when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than **10%** of the principal balance of the mortgage loans in all of the loan groups within that Collateral Pool as of the Cut-Off Date. The Class HA Certificates, Class HM Certificates and Class HB Certificates will be redeemed at par plus accrued interest.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in January 2005.

P&I Advances: The Servicers are required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Compensating Interest:	With respect to each principal prepayment of loans serviced by Countrywide, Countrywide will be obligated to pay up to a maximum amount per month equal to the lesser of one half of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the Originators as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class H-A Certificates and the Offered Subordinate Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates. The Class H-B4, Class H-B5 and Class H-B6 Certificates are **NOT** expected to be ERISA eligible.
SMMEA Considerations:	The Class H-A Certificates Class H-M Certificates and Class H-B1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class H-B2, Class H-B3, Class H-B4, Class H-B5 and Class H-B6 Certificates will **NOT** be SMMEA eligible.
Form of Registration:	The Class H-A Certificates and the Offered Subordinate Certificates will be issued in book-entry form through DTC. The Class H-B4, H-B5 and H-B6 certificates will be issued in fully registered, certificated form.
Minimum Denominations:	The Class H-A Certificates and the Offered Subordinate Certificates will be issued with a minimum denomination of $100,000 with incremental denominations of $1. The Class H-B4, H-B5, and H-B6 Certificates will be issued with a minimum denomination of $250,000 with incremental denominations of $1,000. If necessary, in order to aggregate the initial principal balance of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

Group HI - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	198		
Aggregate Original Principal Balance:	$95,904,868.98		(+/-) 5%
Aggregate Current Principal Balance:	$95,712,853.93		(+/-) 5%
Average Original Loan Balance:	$484,368.03		Approx.
Average Current Loan Balance:	$483,398.25		Approx.
Percent of Interest Only Loans:	81.52%		(+/-) 5%
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	5.352/5.606%		(+/-) 5 bps
GWAC Range:	3.625-6.875%		Approx.
Index:	95.54% 1yrLIBOR 4.46% 1yrCMT		Approx.
Wtd. Avg. Net/Gross Margin by Index:	1yrLIBOR: 2.010/2.264% 1yrCMT: 2.552/2.802%		(+/-) 5 bps
Reset Frequency:	Annually		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	356		(+/-) 1 month
Wtd. Avg. Months to Roll:	32		(+/-) 1 month
Wtd. Avg. Next Change Date:	Aug-2007		Approx.
Initial/Periodic Cap:	2.117/2.000%		Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	2.034/2.288%		(+/-) 5 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	11.352/11.606%		(+/-) 5 bps
Wtd. Avg. Original LTV:	72.93%		Approx.
Wtd. Avg. Borrower FICO:	693		Approx.
Geographic Distribution: (>5%)	California	50.16%	Approx.
	Florida	7.73%	Approx.
	New Jersey	5.80%	Approx.
	Nevada	5.44%	Approx.
	Virginia	5.24%	Approx.

citigroup

CMLTI HYB-04: 3/1 ALT-A

Summary for All Loans	Values
Number of Loans	198
Dollars Outstanding	95,712,853.93
Average UPB	483,398.25
Original Amount	95,904,868.98
Average OPB	484,368.03
WA Gross Rate	5.606
WA Net Rate	5.352
WA Origterm	360
WA Scheduled Term	356
WA Original LTV	72.93
WA Current LTV	72.83
WA FICO (Fico>0)	693
WA Seasoning	4
WA Margin	2.288
WA LifeFloor	2.288
WA LifeCap	11.606
WA InitialCap	2.117
WA PeriodicCap	2.000
WA Origination Date	07/19/2004
WA Monthroll	32.13
WA Next Adjustment Date	08/05/2007

Original Balance of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
200,000.01 - 225,000.00	1	217,393.85	0.23	4.750	689	95.00
250,000.01 - 275,000.00	1	264,017.58	0.28	4.875	699	95.00
333,700.01 - 350,000.00	20	6,860,268.34	7.17	5.624	691	73.59
350,000.01 - 400,000.00	66	25,155,290.19	26.28	5.661	690	77.86
400,000.01 - 500,000.00	55	25,117,339.26	26.24	5.651	690	72.25
500,000.01 - 600,000.00	20	10,850,103.13	11.34	5.566	694	72.51
600,000.01 - 700,000.00	17	10,684,697.95	11.16	5.529	712	73.09
700,000.01 - 800,000.00	5	3,671,675.20	3.84	5.376	664	62.88
800,000.01 - 900,000.00	6	5,056,359.52	5.28	5.649	715	72.32
900,000.01 - 1,000,000.00	5	4,995,990.42	5.22	5.501	679	61.69
1,000,000.01 +	2	2,839,718.49	2.97	5.652	687	64.84
	198	95,712,853.93	100.00	5.606	693	72.93

Principal Balance of Mortgage Loans as of Cutoff	#	Curr UPB	% Total	WAC	FICO	OLTV
200,000.01 - 225,000.00	1	217,393.85	0.23	4.750	689	95.00
250,000.01 - 275,000.00	1	264,017.58	0.28	4.875	699	95.00
300,000.01 - 333,700.00	1	333,488.36	0.35	5.375	702	67.00
333,700.01 - 350,000.00	19	6,526,779.98	6.82	5.636	691	73.93
350,000.01 - 400,000.00	66	25,155,290.19	26.28	5.661	690	77.86
400,000.01 - 500,000.00	55	25,117,339.26	26.24	5.651	690	72.25
500,000.01 - 600,000.00	20	10,850,103.13	11.34	5.566	694	72.51
600,000.01 - 700,000.00	18	11,384,697.95	11.89	5.504	711	70.63
700,000.01 - 800,000.00	4	2,971,675.20	3.10	5.435	657	69.91
800,000.01 - 900,000.00	6	5,056,359.52	5.28	5.649	715	72.32
900,000.01 - 1,000,000.00	5	4,995,990.42	5.22	5.501	679	61.69
1,000,000.01 +	2	2,839,718.49	2.97	5.652	687	64.84
	198	95,712,853.93	100.00	5.606	693	72.93

Current Mortgage Rates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
3.625 - 3.999	1	646,571.00	0.68	3.625	737	53.11
4.000 - 4.499	10	5,453,648.00	5.70	4.225	673	71.27
4.500 - 4.999	17	7,352,203.72	7.68	4.678	684	75.15
5.000 - 5.499	42	20,872,714.66	21.81	5.254	697	70.21
5.500 - 5.999	67	31,921,177.26	33.35	5.712	685	73.30
6.000 - 6.499	46	21,652,217.09	22.62	6.165	703	75.34
6.500 - 6.875	15	7,814,322.20	8.16	6.560	702	72.71
WtAvg 5.606	198	95,712,853.93	100.00	5.606	693	72.93

Original Loan-to-Value Ratios of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
33.06 - 35.00	1	700,000.00	0.73	5.125	697	33.06
35.01 - 40.00	1	475,000.00	0.50	4.125	786	39.09
40.01 - 45.00	2	1,499,999.00	1.57	5.625	666	43.52
45.01 - 50.00	5	2,761,664.07	2.89	5.840	721	47.83
50.01 - 55.00	2	1,121,571.00	1.17	4.260	750	52.36
55.01 - 60.00	8	3,538,654.17	3.70	5.411	659	57.37
60.01 - 65.00	14	9,213,673.62	9.63	5.550	693	64.32
65.01 - 70.00	31	16,755,836.91	17.51	5.652	707	69.17
70.01 - 75.00	32	14,975,391.76	15.65	5.657	686	74.20
75.01 - 80.00	88	39,584,144.40	41.36	5.619	690	79.62
85.01 - 90.00	9	3,444,854.10	3.60	6.027	689	89.77
90.01 - 95.00	5	1,642,064.90	1.72	5.328	673	94.74
WtAvg 72.93	198	95,712,853.93	100.00	5.606	693	72.93

Property Type of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	110	54,959,614.11	57.42	5.627	693	71.22
PUD	62	28,712,720.66	30.00	5.565	687	75.46
CONDO	20	8,289,192.04	8.66	5.585	705	75.15
2 - 4 FAM	6	3,751,327.12	3.92	5.659	712	73.68
	198	95,712,853.93	100.00	5.606	693	72.93

Occupancy Status of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	162	80,072,344.41	83.66	5.558	687	73.57
INVESTOR	25	10,755,001.52	11.24	6.034	730	73.28
SECOND HOME	11	4,885,508.00	5.10	5.442	713	61.74
	198	95,712,853.93	100.00	5.606	693	72.93

Loan Purpose of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
PURCHASE	142	68,896,481.94	71.98	5.617	696	74.79
REFINANCE	29	15,039,671.38	15.71	5.484	677	66.75
CASH OUT	27	11,776,700.61	12.30	5.697	692	69.92
	198	95,712,853.93	100.00	5.606	693	72.93

Documentation Types of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
ALT-FULL	14	6,485,727.47	6.78	5.116	648	79.49
CLUES	1	875,759.52	0.91	6.000	749	80.00
FULL-FULL	18	8,577,334.56	8.96	5.148	680	76.78
NONE-NONE	20	9,108,670.59	9.52	6.033	718	75.66
PREFERRED	4	1,849,412.76	1.93	5.055	766	76.29
REDUCED	139	67,814,545.27	70.85	5.690	693	71.42
STREAMLINE	2	1,001,403.76	1.05	3.758	660	62.39
	198	95,712,853.93	100.00	5.606	693	72.93

Fico Scores of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
0 - 0	1	388,000.00	0.41	4.375		80.00
1 - 599	1	354,832.76	0.37	4.000	520	79.31
600 - 624	2	901,177.84	0.94	5.816	622	62.86
625 - 649	28	13,289,594.44	13.88	5.463	638	75.39
650 - 674	41	19,384,260.56	20.25	5.563	663	73.29
675 - 699	51	24,986,844.59	26.11	5.648	686	72.02
700 - 724	28	13,723,360.86	14.34	5.815	710	74.41
725 - 749	21	11,080,710.09	11.58	5.325	737	74.21
750 - 774	19	8,915,488.33	9.31	6.012	761	68.92
775 - 793	6	2,688,584.46	2.81	5.283	785	68.60
WtAvg>0 693	198	95,712,853.93	100.00	5.606	693	72.93

Original Term of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	198	95,712,853.93	100.00	5.606	693	72.93
WtAvg 360	198	95,712,853.93	100.00	5.606	693	72.93

Calculated Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
350 - 357	198	95,712,853.93	100.00	5.606	693	72.93
WtAvg 356	198	95,712,853.93	100.00	5.606	693	72.93

Geographical Distribution of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
California	97	48,009,641.85	50.16	5.565	691	72.74
Florida	16	7,400,962.76	7.73	5.730	718	70.12
New Jersey	10	5,552,122.97	5.80	5.211	691	67.00
Nevada	12	5,204,048.19	5.44	6.279	730	78.93
Virginia	11	5,013,714.23	5.24	5.158	673	73.02
Washington	7	3,392,653.27	3.54	5.194	684	78.11
Massachusetts	7	3,308,246.00	3.46	5.838	702	69.44
Arizona	6	3,168,918.05	3.31	6.129	667	73.79
Connecticut	5	2,230,285.92	2.33	5.967	676	74.52
Illinois	4	1,764,607.41	1.84	6.232	707	81.37
Hawaii	1	1,690,000.00	1.77	5.500	677	65.00
Utah	3	1,407,207.70	1.47	5.124	687	66.25
Maryland	3	1,349,608.28	1.41	4.848	693	77.32
New York	2	874,127.20	0.91	5.571	694	76.23
North Carolina	2	810,395.82	0.85	5.888	697	63.05
Georgia	2	806,758.00	0.84	5.989	662	92.57
Pennsylvania	2	715,488.36	0.75	5.642	738	67.29
Minnesota	1	468,000.00	0.49	5.875	650	80.00
Michigan	1	410,996.22	0.43	6.500	659	75.00
Texas	1	400,000.00	0.42	5.875	654	78.43
Colorado	1	359,900.00	0.38	6.125	664	74.23
Missouri	1	348,671.70	0.36	4.750	781	67.96
Tennessee	1	345,000.00	0.36	4.875	626	75.00
New Mexico	1	344,000.00	0.36	5.750	717	80.00
Kentucky	1	337,500.00	0.35	5.875	643	90.00
	198	95,712,853.93	100.00	5.606	693	72.93

Margin of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	184	89,494,579.17	93.50	5.643	693	72.39
2.500 - 2.999	11	4,991,210.16	5.21	4.803	681	78.53
3.000 - 3.250	3	1,227,064.60	1.28	6.122	698	89.85
WtAvg>0 2.288	198	95,712,853.93	100.00	5.606	693	72.93

Maximum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
9.625 - 9.999	1	646,571.00	0.68	3.625	737	53.11
10.000 - 10.499	10	5,453,648.00	5.70	4.225	673	71.27
10.500 - 10.999	17	7,352,203.72	7.68	4.678	684	75.15
11.000 - 11.499	42	20,872,714.66	21.81	5.254	697	70.21
11.500 - 11.999	67	31,921,177.26	33.35	5.712	685	73.30
12.000 - 12.499	46	21,652,217.09	22.62	6.165	703	75.34
12.500 - 12.875	15	7,814,322.20	8.16	6.560	702	72.71
WtAvg>0 11.606	198	95,712,853.93	100.00	5.606	693	72.93

Minimum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	184	89,494,579.17	93.50	5.643	693	72.39
2.500 - 2.999	11	4,991,210.16	5.21	4.803	681	78.53
3.000 - 3.250	3	1,227,064.60	1.28	6.122	698	89.85
WtAvg>0 2.288	198	95,712,853.93	100.00	5.606	693	72.93

Next Rate Change Dates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2007-02	1	473,280.41	0.49	4.250	659	75.00
2007-04	1	628,000.00	0.66	4.250	737	80.00
2007-06	5	2,023,948.46	2.11	5.069	717	77.58
2007-07	21	10,615,562.80	11.09	5.581	693	72.53
2007-08	105	49,801,841.21	52.03	5.644	692	74.40
2007-09	65	32,170,221.05	33.61	5.634	692	70.33
	198	95,712,853.93	100.00	5.606	693	72.93

Initial Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000 - 2.499	192	92,901,578.93	97.06	5.593	693	72.92
6.000 - 6.000	6	2,811,275.00	2.94	6.027	695	73.16
WtAvg>0 2.117	198	95,712,853.93	100.00	5.606	693	72.93

Periodic Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000 - 2.000	198	95,712,853.93	100.00	5.606	693	72.93
WtAvg>0 2.000	198	95,712,853.93	100.00	5.606	693	72.93

Group HII - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	100		
Aggregate Original Principal Balance:	$49,344,915.80		(+/-) 5%
Aggregate Current Principal Balance:	$49,303,911.21		(+/-) 5%
Average Original Loan Balance:	$493,449.16		Approx.
Average Current Loan Balance:	$493,039.11		Approx.
Percent of Interest Only Loans:	70.08%		(+/-) 5%
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	5.471/5.976%		(+/-) 5 bps
GWAC Range:	4.875-7.125%		Approx.
Index:	93.57% 1yrLIBOR 6.43% 1yrCMT		Approx.
Wtd. Avg. Net/Gross Margin by Index:	1yrLIBOR: 1.758/2.263% 1yrCMT: 2.189/2.689%		(+/-) 5 bps
Reset Frequency:	Annually		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	357		(+/-) 1 month
Wtd. Avg. Months to Roll:	81		(+/-) 1 month
Wtd. Avg. Next Change Date:	Aug-2011		Approx.
Initial/Periodic Cap:	5.000/2.000%		Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	1.786/2.291%		(+/-) 5 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	10.471/10.976%		(+/-) 5 bps
Wtd. Avg. Original LTV:	71.55%		Approx.
Wtd. Avg. Borrower FICO:	690		Approx.
Geographic Distribution: (>5%)	California	64.06%	Approx.
	Massachusetts	5.38%	Approx.

citigroup

CMLTI HYB-04: 7/1 ALT-A

Summary for All Loans	Values
Number of Loans	100
Dollars Outstanding	49,303,911.21
Average UPB	493,039.11
Original Amount	49,344,915.80
Average OPB	493,449.16
WA Gross Rate	5.976
WA Net Rate	5.471
WA Origterm	360
WA Scheduled Term	357
WA Original LTV	71.55
WA Current LTV	71.49
WA FICO (Fico>0)	690
WA Seasoning	3
WA Margin	2.291
WA LifeFloor	2.291
WA LifeCap	10.976
WA InitialCap	5.000
WA PeriodicCap	2.000
WA Origination Date	08/13/2004
WA Monthroll	80.99
WA Next Adjustment Date	08/31/2011

Original Balance of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
333,700.01 - 350,000.00	5	1,697,433.11	3.44	5.999	682	75.98
350,000.01 - 400,000.00	32	12,107,719.47	24.56	5.997	686	75.32
400,000.01 - 500,000.00	34	15,226,210.62	30.88	6.059	695	73.03
500,000.01 - 600,000.00	14	7,599,077.93	15.41	5.857	685	71.91
600,000.01 - 700,000.00	4	2,638,263.03	5.35	6.189	714	63.43
700,000.01 - 800,000.00	3	2,209,050.42	4.48	6.045	714	76.16
800,000.01 - 900,000.00	3	2,586,156.63	5.25	5.801	702	61.78
900,000.01 - 1,000,000.00	4	4,000,000.00	8.11	5.625	669	63.54
1,000,000.01 +	1	1,240,000.00	2.52	6.375	673	63.62
	100	49,303,911.21	100.00	5.976	690	71.55

Principal Balance of Mortgage Loans as of Cutoff	#	Curr UPB	% Total	WAC	FICO	OLTV
333,700.01 - 350,000.00	5	1,697,433.11	3.44	5.999	682	75.98
350,000.01 - 400,000.00	32	12,107,719.47	24.56	5.997	686	75.32
400,000.01 - 500,000.00	34	15,226,210.62	30.88	6.059	695	73.03
500,000.01 - 600,000.00	14	7,599,077.93	15.41	5.857	685	71.91
600,000.01 - 700,000.00	4	2,638,263.03	5.35	6.189	714	63.43
700,000.01 - 800,000.00	3	2,209,050.42	4.48	6.045	714	76.16
800,000.01 - 900,000.00	3	2,586,156.63	5.25	5.801	702	61.78
900,000.01 - 1,000,000.00	4	4,000,000.00	8.11	5.625	669	63.54
1,000,000.01 +	1	1,240,000.00	2.52	6.375	673	63.62
	100	49,303,911.21	100.00	5.976	690	71.55

Current Mortgage Rates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
4.875 - 4.999	1	457,148.88	0.93	4.875	637	72.21
5.000 - 5.499	9	4,910,117.45	9.96	5.244	694	68.51
5.500 - 5.999	42	21,198,415.28	43.00	5.733	695	71.39
6.000 - 6.499	30	14,937,459.10	30.30	6.195	685	69.74
6.500 - 6.999	13	5,702,520.50	11.57	6.639	697	75.72
7.000 - 7.125	5	2,098,250.00	4.26	7.028	675	81.72
WtAvg 5.976	100	49,303,911.21	100.00	5.976	690	71.55

Original Loan-to-Value Ratios of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
40.00 - 40.00	1	1,000,000.00	2.03	5.875	579	40.00
40.01 - 45.00	1	648,263.03	1.31	5.500	639	41.94
45.01 - 50.00	2	1,320,000.00	2.68	5.972	633	48.02
50.01 - 55.00	3	1,294,000.00	2.62	5.695	693	53.24
60.01 - 65.00	11	6,029,508.61	12.23	5.898	684	62.92
65.01 - 70.00	18	9,510,061.63	19.29	6.008	700	67.78
70.01 - 75.00	17	8,346,917.26	16.93	5.934	684	73.71
75.01 - 80.00	42	19,149,195.21	38.84	5.984	702	78.78
85.01 - 90.00	5	2,005,965.47	4.07	6.549	688	89.95
WtAvg 71.55	100	49,303,911.21	100.00	5.976	690	71.55

Property Type of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	51	25,112,132.76	50.93	5.970	681	67.47
PUD	31	14,078,819.61	28.56	6.011	688	76.03
CONDO	16	8,664,958.84	17.57	6.014	721	75.04
2 - 4 FAM	2	1,448,000.00	2.94	5.521	692	77.87
	100	49,303,911.21	100.00	5.976	690	71.55

Occupancy Status of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	96	47,396,561.21	96.13	5.952	689	71.18
INVESTOR	4	1,907,350.00	3.87	6.573	728	80.79
	100	49,303,911.21	100.00	5.976	690	71.55

Loan Purpose of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
PURCHASE	54	25,754,568.85	52.24	5.941	703	75.86
CASH OUT	29	14,037,997.02	28.47	6.077	676	63.88
REFINANCE	17	9,511,345.34	19.29	5.921	678	71.20
	100	49,303,911.21	100.00	5.976	690	71.55

Documentation Types of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
ALT-FULL	13	6,604,206.09	13.39	5.883	679	74.41
FULL-FULL	21	11,466,524.96	23.26	5.839	651	70.67
NONE-NONE	3	1,551,824.98	3.15	6.307	724	81.87
PREFERRED	3	1,950,266.85	3.96	5.716	763	75.61
REDUCED	59	27,362,361.74	55.50	6.059	703	70.30
STREAMLINE	1	368,726.59	0.75	5.750	641	75.41
	100	49,303,911.21	100.00	5.976	690	71.55

Fico Scores of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
579 - 599	1	1,000,000.00	2.03	5.875	579	40.00
600 - 624	4	2,135,882.10	4.33	6.096	624	63.91
625 - 649	22	9,737,399.53	19.75	5.799	638	71.16
650 - 674	17	8,911,230.82	18.07	6.027	663	69.61
675 - 699	12	6,016,620.50	12.20	6.013	687	71.23
700 - 724	16	7,060,976.01	14.32	6.278	710	78.02
725 - 749	13	6,814,900.46	13.82	5.989	738	72.79
750 - 774	10	5,228,691.25	10.61	5.843	757	75.70
775 - 799	4	1,975,943.69	4.01	5.707	780	67.23
800 - 804	1	422,266.85	0.86	5.750	804	80.00
WtAvg>0 690	100	49,303,911.21	100.00	5.976	690	71.55

Original Term of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	100	49,303,911.21	100.00	5.976	690	71.55
WtAvg 360	100	49,303,911.21	100.00	5.976	690	71.55

Calculated Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
355 - 358	100	49,303,911.21	100.00	5.976	690	71.55
WtAvg 357	100	49,303,911.21	100.00	5.976	690	71.55

Geographical Distribution of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
California	61	31,582,010.65	64.06	5.966	690	69.99
Massachusetts	5	2,653,028.43	5.38	6.112	703	76.21
Nevada	6	2,287,789.60	4.64	6.425	684	85.63
Washington	4	2,281,443.69	4.63	5.523	743	67.56
New Jersey	4	1,861,197.29	3.77	6.171	657	68.33
Georgia	3	1,318,726.59	2.67	5.906	684	70.86
Pennsylvania	2	1,107,148.88	2.25	5.976	669	68.02
Maryland	2	795,071.67	1.61	6.064	721	75.73
Florida	2	789,917.68	1.60	5.983	740	80.00
Minnesota	2	787,641.00	1.60	5.733	665	75.47
New York	2	746,693.71	1.51	5.854	646	74.83
Virginia	1	712,000.00	1.44	5.875	659	77.81
Arkansas	1	498,795.94	1.01	5.000	656	60.61
New Hampshire	1	413,922.05	0.84	6.750	700	75.18
Arizona	1	393,681.77	0.80	5.750	684	75.00
Texas	1	392,000.00	0.80	6.625	650	80.00
Colorado	1	346,000.00	0.70	5.750	773	80.00
Missouri	1	336,842.26	0.68	6.125	623	75.00
	100	49,303,911.21	100.00	5.976	690	71.55

Margin of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	92	45,519,673.97	92.32	6.005	692	71.20
2.500 - 2.999	7	3,309,037.24	6.71	5.508	673	73.69
3.000 - 3.000	1	475,200.00	0.96	6.500	704	90.00
WtAvg>0 2.291	100	49,303,911.21	100.00	5.976	690	71.55

Maximum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
9.875 - 9.999	1	457,148.88	0.93	4.875	637	72.21
10.000 - 10.499	9	4,910,117.45	9.96	5.244	694	68.51
10.500 - 10.999	42	21,198,415.28	43.00	5.733	695	71.39
11.000 - 11.499	30	14,937,459.10	30.30	6.195	685	69.74
11.500 - 11.999	13	5,702,520.50	11.57	6.639	697	75.72
12.000 - 12.125	5	2,098,250.00	4.26	7.028	675	81.72
WtAvg>0 10.976	100	49,303,911.21	100.00	5.976	690	71.55

Minimum Mortgage Rate of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	92	45,519,673.97	92.32	6.005	692	71.20
2.500 - 2.999	7	3,309,037.24	6.71	5.508	673	73.69
3.000 - 3.000	1	475,200.00	0.96	6.500	704	90.00
WtAvg>0 2.291	100	49,303,911.21	100.00	5.976	690	71.55

Next Rate Change Dates of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2011-07	3	1,437,753.70	2.92	5.317	650	77.03
2011-08	18	8,464,058.83	17.17	6.001	691	72.63
2011-09	54	28,543,798.23	57.89	6.044	695	71.07
2011-10	25	10,858,300.45	22.02	5.866	683	71.25
	100	49,303,911.21	100.00	5.976	690	71.55

Initial Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
5.000 - 5.000	100	49,303,911.21	100.00	5.976	690	71.55
WtAvg>0 5.000	100	49,303,911.21	100.00	5.976	690	71.55

Periodic Cap of Mortgage Loans	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000 - 2.000	100	49,303,911.21	100.00	5.976	690	71.55
WtAvg>0 2.000	100	49,303,911.21	100.00	5.976	690	71.55